Exhibit 1.3

CDC Corporation’s Mobile Value Added Services and Online Gaming Subsidiary, China.com Inc.,
Reported
Third Quarter 2005 Financial Results

China.com Inc. Q3 2005 Financial and Operational Highlights (under Hong Kong GAAP):

•	Total revenue was HK$108 million (Approx. US$13.8 million), an increase of 24% when compared to Q2 2005

•	Gross profit was HK$62 million (Approx. US$7.9 million), an increase of HK$45 million when compared to Q2 2005

•	Net income was HK$5 million (Approx. US$0.6 million) an increase of HK$2 million when compared to Q2 2005, representing a significant increase of 143%

•	Online game revenue reached almost HK$16 million (Approx. US$2.0 million). “Yulgang” peak concurrent users surged to a record high of over 250,000

•	Mobile Value Added Services (“MVAS”) revenue recorded double digit percentage sequential growth for the third consecutive quarter

Hong Kong, Beijing. November 21, 2005: CDC Corporation (NASDAQ:CHINA) announced that its 81%-owned subsidiary, China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), an MVAS, Internet services and online game provider operating principally in China, provided its financial results under Hong Kong GAAP for the third quarter ended September 30, 2005. China.com achieved record quarterly revenue levels and its 22nd consecutive quarter of profits with total revenues of HK$108 million, up 24% when compared to Q2 2005.

The online games initiative continues to achieve strong growth, the portal continues to hit key operational matrices, and the MVAS business has undergone three sequential quarters of double-digit percentage revenue growth and has progressively diversified away from SMS revenues to a point where revenues from advanced mobile products such as MMS and WAP represent 60% of total MVAS revenue.

“We are pleased the growing demand from consumers in China of our unit’s innovative and popular services drove China.com to achieve its highest ever revenues on the most diversified and healthy revenue base in its history. Despite the challenging and highly competitive business environment, growth from our core business segments, MVAS and online gaming, was very robust particularly relative to peer companies, reflecting the inherent strength of the unit’s diversified business model,” said CDC Corporation Acting CEO Mr. Steven Chan.

During the quarter, China.com’s latest online game, “Yulgang” as operated by its 17game subsidiary, opened commercially to strong market reception. “Yulgang” is one of the most popular Massively Multi-player Online Role Playing Games (“MMORPGs”) launched in China this year. Peak concurrent users exceeded 250,000 with over 10 million registered users actively participating in the unit’s online gaming platform.

The company is a front runner in China with the use of its distinctive revenue model for “Yulgang” which is modeled on comparable models used successfully in Korea by MMORPG companies. This new model generates revenue on sales of value-added virtual merchandise and services purchased within its online store, rather than the industry standard within China of charging game users for time spent. The billing model has thus far been proven to be successful while fostering continued user growth.

China.com has established a wholly-owned subsidiary, CDC Games Limited, to hold all current and future online game business assets and investments. With strong growth expected in China’s online gaming market as well as with the company’s online game offering, China.com plans to focus more resources to this fast-growing sector.

The company’s MVAS business continued to show healthy growth in Q3 2005 with a 15% increase in total revenue over Q2 2005. Sequential quarterly revenue increases from Advanced Mobile Products amounted to the following: Multimedia Messaging Services (MMS) – up 80%, Interactive Voice Response (IVR) – up 61%, and Wireless Application Protocol (WAP) – up 27%.

The company’s MVAS marketing strategy focused on cross-selling its products and services toward niche consumer groups across various platforms. The strategy resulted in meaningful ranking increases of some of the company’s key WAP products on China Mobile’s WAP product listings. The company also collaborated with handset vendors to embed its services and products into mobile phones while expanding its provincial geographical reach.

China.com’s portal, www.china.com, launched a new Bulletin Board System (“BBS”) and the portal’s military channel has become one of the leading BBS channels in China based upon page views, according to iResearch. A BLOG system was also established for China.com’s portal community users.

Editor Notes:

•	Starting from 2005, China.com changed the presentation of its MVAS revenue from a net basis (excluding the portion of the MVAS revenue paid to the mobile operators) to the gross basis (including the portion of the MVAS revenue paid to the mobile operators) in response to significant changes in operating processes in China’s MVAS business and to be consistent with the method of presentation used by the majority of the company’s peers in the MVAS sector.

•	The information presented in these Financial Results and Business Highlights should be read in conjunction with the announcement posted on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited ( www.hkgem.com ).

•	For reference only: Currency exchange rate for the Hong Kong Dollar to the US Dollar: HK$7.8 = US$ 1.

•	Hong Kong GAAP differs in certain significant respects from US GAAP. The financial results presented above have not been reconciled to US GAAP.

•	China.com Inc. consolidates the online games business under Hong Kong GAAP and it is reported as a segment in the unit’s financial statements. However, the parent, CDC Corporation, currently accounts for the online games business using the equity method, and the business is not currently reported as a segment in CDC Corporation’s financial statements.

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

About China.com Inc.

China.com Inc. (Hong Kong Stock Code: 8006; corporate website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), online game and Internet services company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA; corporate website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. China.com Inc. is seeking to establish an American Depositary Receipts (“ADR”) program in the United States.

About CDC Games Limited

CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly-owned subsidiary of China.com Inc. The key current assets include its stake in MMORPG provider 17game and, upon completion, its ownership in www.gametea.com (“Gametea”) a leading platform for online casual games.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to further growth of the online game “Yulgang” and expected growth of China’s online games market. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations	Investor Relations
Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net